Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 1 DATED DECEMBER 16, 2015
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Asset Acquisitions;
•	Establishment of a Line of Credit; and
•	Appointment of Independent Representative.

Status of Our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of December 15, 2015, we had raised total gross offering proceeds of $5.1 million (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of 510,907 of our common shares, with additional subscriptions for an aggregate of 248,286 common shares that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of December 15, 2015, 4,260,807 of our common shares remained available for sale to the public under our Offering.

As previously discussed in the Offering Circular, Fundrise, LP, an affiliate of our sponsor, completed the purchase of 19,900 common shares from us at $10.00 per share in a private placement for gross proceeds of $199,000. On December 5, 2015, we satisfied the minimum offering amount of $1,000,000 (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP) and began accepting subscription payments and admitting investors.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of First Mortgage Loan

On December 15, 2015, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan (the “Senior Loan”) for a purchase price of $1,286,319. The borrower will use the loan proceeds for the acquisition and renovation of an existing building into a luxury 2-unit condominium project in Long Island City, New York. The Senior Loan is secured by the existing 2-unit building located in Long Island City, New York. Neither we nor our Manager is affiliated with the borrower.

The borrower plans to renovate the existing building and construct two brand new 3 bedroom / 3 bath luxury triplex condominium units that will be approximately 2,400 square feet each. Both units are expected to be finished with high-end appliances, hardwood floors and walk-in closets.

We purchased the Senior Loan with proceeds from our Offering at the loan’s initial principal amount of $1,286,319. The borrowings under the Senior Loan were originally used to acquire the property and to fund an interest reserve. The Senior Loan has not been fully drawn down by the borrower, with the maximum size of the loan being $1,990,000, and the amount drawn as of December 15, 2015 being $1,286,319. On the original closing date of the Senior Loan, the borrower was capitalized with $525,844 of equity capital (over 100% of the minimum equity expected to be needed for the project).

The borrower is a New York-based real estate company that focuses primarily on development in New York City. The borrower performs every step of the development process in-house, from site acquisition through construction. The borrower was founded in July 2008 and has been actively developing multifamily and mixed-use projects since inception.

The Senior Loan bears an interest rate of 11% per annum, comprised of 7% per annum being paid current and 4% per annum accruing and compounding annually until the maturity date. In addition, Lending, the originator of the Senior Loan, earned an origination fee of 1.0% of the Senior Loan amount, payable by the borrower.

The initial term of the Senior Loan is 24 months, with one six-month extension available to the borrower, subject to the payment of all accrued but unpaid interest. The Senior Loan may be prepaid in whole or in part without penalty during the term of the Senior Loan.

As of its closing date, the Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 80%. The LTC ratio is the amount of the Senior Loan divided by the total project budget.

The principal of the borrower has provided standard carve-out, completion, and springing guaranties.

As the Senior Loan was purchased from Lending, an affiliate of our Manager, the Independent Representative (defined below) reviewed and approved of the transaction prior to its consummation.

Acquisition of Controlled Subsidiary

On December 15, 2015, we acquired from Lending ownership of a “majority-owned subsidiary” in which we have the right to receive a preferred economic return (the “Controlled Subsidiary”) for a purchase price of $2,275,000, which is the initial stated value of our interest in the Controlled Subsidiary. In connection with this Controlled Subsidiary, we received, various control rights described more fully below. Neither we nor our Manager is affiliated with the sponsor of the project (the “Developer”), which oversees day-to-day operations of the Controlled Subsidiary.

The proceeds from the Controlled Subsidiary are expected be used by the Controlled Subsidiary to renovate an historic building in Pittsburgh, PA into a 63-room Ace Hotel branded hotel.

Pursuant to the agreements governing the Controlled Subsidiary (the “Operative Agreements”), our consent is required for all major decisions regarding the property. In addition, pursuant to the Operative Agreements we are entitled to receive a 15% per annum economic return on our Controlled Subsidiary, to be paid current. The Developer is required to redeem our Controlled Subsidiary on November 13, 2018; provided, that the Developer has the ability to extend the initial redemption date through one 12-month extension and one 18-month extension. To exercise such extensions and avoid default under the Operative Agreements, the Developer is required to pay to us an extension fee consisting of 1% of our purchase price for the Controlled Subsidiary. In the event that the Controlled Subsidiary is not redeemed following any extension, pursuant to the Operative Agreements, we have the right, in our discretion, to take over management of the underlying property (pursuant to a pledge of 100% of the membership interests in the entity that manages the underlying property) or force the sale of the property outright. The Operative Agreements also grant us recognition from the senior lenders.

As the Controlled Subsidiary was purchased from Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Establishment of Line of Credit

On December 10, 2015, we entered into a Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, the Independent Representative reviewed and approved of the terms of the Promissory Grid Note.

The terms of the Promissory Grid Note are summarized below:

Availability. The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $5 million. The aggregate amount of the loans made under the Promissory Grid Note that is from time to time outstanding may not exceed $5 million.

Collateral. The Promissory Grid Note is an unsecured line of credit.

Interest. Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 2% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date. All outstanding principal and interest on the Promissory Grid Note is due and payable on March 30, 2016.

Appointment of an Independent Representative

On December 2, 2015, the Manager appointed William Thomas Lockard, Jr. to serve as our independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve any transactions in which our sponsor, Manager or their affiliates have a conflict of interest with us or a transaction deemed to be a “principal transaction”. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. “Principal transactions” are defined as transactions between our sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Mr. Lockard is currently a private investor. He worked for 30 years as a public finance investment banker at closely held San Francisco-based Stone & Youngberg. Over the course of his banking career he structured more than 500 California local government financings representing more than $6 billion in public infrastructure and housing related projects. Mr. Lockard was a partner in the firm and served on both the firm’s board of directors and executive management committee.

Following the sale of Stone & Youngberg to Stifel, Mr. Lockard joined Rise Companies Corp. in 2014 as a Senior Vice President. Beginning in July 2015, Mr. Lockard transitioned from an employee of Rise Companies Corp. to a senior advisor. In December 2015, Mr. Lockard agreed to become the independent representative of Fundrise Advisors, LLC and no longer acts as a senior advisor to Rise Companies Corp.

Mr.Lockard earned a bachelor’s degree from Stanford University, a master’s degree from Claremont Graduate University, and an MBA from the University of Pennsylvania's Wharton School. Mr.Lockard served as a trustee of the University of Pennsylvania. He is a Stanford University Associate. Currently he is the board treasurer for the Center for Investigative Reporting. He is a board member of the Salesian Boys' and Girls' Club San Francisco. Mr. Lockard has served as treasurer on the boards of Coro of Northern California and the ACLU of Northern California. Mr. Lockard is a full member of the Urban Land Institute, a member of the San Francisco Golden Gate chapter of Lambda Alpha, and a member of the Stanford Real Estate Council.

The Manager believes that Mr. Lockard is independent based on the criteria for an “interested person” set forth in Section 2(a)(19) of the Investment Company Act.